FIRST HORIZON CORPORATION
Clyde A. Billings, Jr.
Senior Vice President,
Assistant General Counsel
and Corporate Secretary

March 11, 2024

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

In accordance with Regulation Section 240.14a-6, we are submitting, via EDGAR, the following documents with reference to the annual meeting of shareholders of First Horizon Corporation scheduled for April 23, 2024:

•The definitive proxy statement (including an attached letter to shareholders and a notice of annual meeting) and form of proxy (attached as an appendix at the end thereof);
•The notice of internet availability of proxy materials, submitted as definitive additional material; and
•A letter from the Company’s president and CEO to its shareholders, submitted as definitive additional material.

No fee is required with this filing.

One of the vote items is the approval of an amendment to our 2021 Incentive Plan (“plan”) to increase the number of shares of Company common stock authorized for issuance as awards under the plan from 14 million to 27 million. The plan itself is part of the proxy statement, included as Appendix A thereto. Since it is part of the proxy statement, the plan has not also been included a second time as an appendix per Instruction 3 to Item 10 of Schedule 14A (Regulation Section 240.14a-10).

The information in this paragraph is provided supplementally pursuant to Instruction 5 to Item 10 of the Schedule 14A. The Company has previously registered 14,000,000 shares for issuance under the plan. As of this date the Company intends to register the additional 13,000,000 shares that may be authorized for issuance under the plan under the Securities Act of 1933, as amended (the “1933 Act”), following receipt of shareholder approval (the meeting is scheduled for April 23, 2024) and prior to the time that registration would first be required by the federal securities laws.

Definitive copies of the proxy statement, form of proxy and notice of internet availability of proxy materials (as well as the letter from the Company’s president and CEO to its shareholders) are intended to be released to shareholders on or about March 11, 2024.

Copies of the Company’s 2023 Annual Report on Form 10-K will be available to shareholders on at www.proxydocs/FHN beginning March 11, 2024, along with the proxy statement, form of proxy, and letter from the Company’s president and CEO to its shareholders. The Annual Report on Form 10-K includes the financial and other information required by Regulation Section 240.14a -3(b) and was filed with the Commission on February 23, 2024.
Sincerely,

Clyde A. Billings, Jr.
Clyde A. Billings, Jr.

165 Madison Ave., 13th Floor
Memphis, TN 38103
Phone: (901) 523-5679
Fax: (901)523-4248
cabillings@firsthorizon.com